

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

<u>Via E-mail</u>
John W. Smither
Chief Financial Officer
KYTHERA Biopharmaceuticals, Inc.
30930 Russell Ranch Road, Third Floor
Westlake Village, CA 91362

      Re: Kythera Biopharmaceuticals, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 17, 2014
              File No. 001-35663

Dear Mr. Smither:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief